Questions and Answers
on the filing of an all cash tender offer by Gemalto for Wavecom with the AMF
The tender offers described below, which have not yet commenced, will be made for the shares, ADSs and convertible bonds (OCEANEs) of Wavecom. This communication is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and convertible bonds of Wavecom will be made only pursuant to the offer to purchase and related materials that Gemalto has filed with the AMF as a note d’information only at the time of the launching of the offer pursuant to French laws and regulations, and the Tender Offer Statement on Schedule TO Gemalto intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully such offer materials prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.), and with the SEC, from the SEC’s website (http://www.sec.gov), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (http://www.gemalto.com).
What is a conditional tender offer?
It is an offer which contains a condition that must be met before the offer can be completed.
In this case, the offer may only be completed if 50.01% of Wavecom’s share capital is tendered to the offer by the shareholders.
What is an all cash tender offer?
It is an offer in which the shares tendered to the offer by the shareholders are paid only in cash and not in shares.
What is the offer Gemalto is making?
Gemalto proposes to acquire 100% of Wavecom shares and 100% of Wavecom OCEANE (convertible bonds):
•	Premium of 71.6% on last trading date (October 3, 2008)
•	Threshold: offer is conditioned to effective tendering of 50.01% of Wavecom share capital
•	Offer document submitted to French AMF
•	All cash offer of € 7 per ordinary share and € 20 per convertible bond.
How would the proposed acquisition affect Gemalto’s cash position?
If the offer is completed, we expect the post-integration net cash position to remain strong at over € 250 million.
How would the proposed acquisition affect Gemalto’s profitability?
Gemalto 2009 EBIT objective remains unchanged.

What is Wavecom’s business?
Wavecom is an innovative leader in wireless M2M. Wavecom develops, markets, and sells wireless intelligent devices, software suites, and operated services for M2M applications, using a fabless model with outsourced production. Wavecom has approximately 500 full-time employees and is listed on Euronext Paris (AVM) and on Nasdaq (WVCM).
Selected key industry sectors include automotive telematics, utilities metering, tracking and fleet management, industrial control, home security, remote healthcare and vending and point of sale.
Why did Gemalto select Wavecom?
Wavecom is a leader in this industry with a clear service-oriented strategy and unique competencies. Wavecom makes sense because of the shared vision, compatible strategy, clear path to leadership and its adjacency to Gemalto’s core business.
How will Wavecom be managed within the Gemalto group?
If the offer is completed, Wavecom will be run as a stand-alone business reporting to the Mobile Communication business unit.
Is the timing right to make this offer?
The timing is right for Gemalto to embark on this bolt-on acquisition, having built a strong base of profitable operations; it is consistently generating cash and maintains a solid balance sheet. This offer is a result of the management team’s ongoing assessment of strategic opportunities. The work to plan Gemalto’s ambitions beyond 2009 is progressing well, focused on organize growth and selective bolt-on acquisitions.
How does this fit into Gemalto’s digital security strategy?
The combination is fully aligned with Gemalto’s digital security vision, for billions of people and towards billions of connected machine. It would be a unique combination of expertise in device and software development to better address the growing wireless M2M markets. Gemalto has the financial and management capabilities to deliver on the M2M strategy, and brings strong relationships with major Mobile Network Operators. Finally, there would be limited integration risks, good cultural fit and immediate synergies expected (de-listing, common offices, etc.)
What is the growth potential of the wireless M2M market?
M2M has passed it initial hype phase and is evolving into a more established space. The latest report by Gartner (June 2008) estimates that there were 20 million units of M2M cellular modem sold in 2007, and that the global cellular M2M device market is growing at a CAGR of 22%.
When will the outcome be known? What are the next steps?
The launching of the offer is only the start of the process for Gemalto to acquire Wavecom, and at this stage there is no indication of what will be the outcome of the offer. Gemalto filed a tender offer with the AMF (the French regulating market authority) on Monday, October 6th. The AMF will examine the terms and conditions of the offer and, after having declared the conformity of the offer, will publish the calendar for the offer (opening, closing, etc). The Board of Directors of Wavecom will then have to publish its opinion on the offer and state whether it recommends the offer to Wavecom’s shareholders or not. When the offer is opened, Wavecom shareholders can tender their shares and/or convertible bonds to the offer if they wish to do so. If the threshold of

50.01% of Wavecom’s share capital is reached at the closing of the offer, then the offer will be successful and re-open and Gemalto will effectively control Wavecom.